PROKOM SOFTWARE SA

# FAX

02 APR -3 AM 8:

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| to: | Division of Corporate Finance File No. 82-4700 | Securities and Exchange Commission, Washington, DC, USA | +1 202 942 9624 |

from: **PROKOM Software S.A.**[redacted]

81-319 GDYNIA, ŚLĄSKA 23/25 (P
tel.: +48 58 628 6666; fax: +48 58 6

02028217

SUPPL

date: 2 Apr, 2002 pages: 3

*This is a summary translation of the company statement communicated to the Polish Securities Commission according to paragraphs 49.1.1and 49.1.2 and par. 66.3 of the Decree of the Ministries Committee, dated 16th October of 2001 (Dz. U. Nr 163.1160) in regards to type, form, and domain of current and periodic information as well as time intervals for their delivery of the information by the issuers whose shares were admitted to public exchange.*

subject: **THE AGENDA OF THE EXTRAORDINATORY SHAREHOLDERS MEETING (26 APR, 2002)**

Based on the article 398 in connection with article 402§1 of the Commercial Companies Code the Management Board Prokom Software SA, located in Warsaw, Aleje Jerozolimskie 65/79, registered in the National Court Register by the District Court of Warsaw XIX Economy Division of the National Court Register under reference number 0000041559 calls the Extraordinary General Shareholders Meeting to take place on the 26th of April 2002 in Gdynia, ul. Sl[illegible]ence room nr 401 - Aula B, starting 12:00 p.m.

PROCESSED
APR 19 2002
THOMSON FINANCIAL

<u>The Agenda of the Shareholders Meeting is:</u>

1. Opening of the Shareholders Meeting.
2. Election of the Chairman of Shareholders Meeting.
3. Drafting the list of participants in Shareholders Meeting.
4. Verification of legal compliance to convene the Shareholders Meeting and to cast votes by Participants of the Shareholders Meeting.
5. Approval of Agenda of the Shareholders Meeting.
6. Election of the Votes Counting Committee.
7. Passing of the resolution on amending to the Statutes of the Company.
8. Passing of the resolution concerning increase of the share capital by issuing 72 524 shares of F series, all offered to management staff of The Polished Group S.A. with a view of execution of agreement from 30th Sept. 02, with exclusion the hitherto shareholders of the pre-emptive right.
9. Passing of the resolution on allotting the Supervisory Board the right to set up a unified text of the amended Statutes of the Company.
10. Passing of the resolution on amending the composition of the Supervisory Board.
11. Closing of the session.

The Management Board of Prokom Software S.A. presents the heretofore existing provisions of §8, §10, §17, §18.1 point 1, §20, §21, §23 point 5, §34 point 2 sentence 2, §36 of the Statutes together with the proposals of amendments:

*<u>Heretofore wording:</u>*
"§8 The share capital amounts to no less than PLN 13,462,000 (in words: thirteen million, four hundred and sixty two thousand zloty) and no more than PLN 14,862,000 (in words: fourteen million eight hundred and sixty two thousand zloty) and is divided into:
- 185,416 (in words: one hundred and eighty five thousand four hundred and sixteen) Series A preferred registered Shares with par value of PLN 1 (in words: one) per share,
- 9,814,584 (in words: nine million eight hundred and fourteen thousand five hundred and eighty four) Series B ordinary bearer shares with par value of PLN 1 (in words: one) per share,
- 2,700,000 (in words: two million seven hundred thousand) Series C ordinary bearer shares with par value of PLN 1 (one) per share,
- 762,000 (in words: seven hundred and sixty two thousand) Series D ordinary bearer shares with par value of PLN 1 (in words: one) per share,
- no more than 1,400,000 (in words: one million four hundred thousand) Series E ordinary bearer shares with par value of PLN 1 (in words: one) per share.

The registered shares have a voting preference to the effect that each Series A registered share confers the right to five votes



804/10

at the General Shareholders Meeting."

*Proposed wording:*

"§8 The share capital amounts to no less than PLN 13,534,524 (in words: thirteen million, five hundred and thirty four thousand five hundred and twenty four zloty) and no more than PLN 14,934,524 (in words: fourteen million nine hundred and thirty four thousand five hundred and twenty four zloty) and is divided into:

- 185,416 (in words: one hundred and eighty five thousand four hundred and sixteen) Series A preferred registered Shares with par value of PLN 1 (in words: one) per share,
- 9,814,584 (in words: nine million eight hundred and fourteen thousand five hundred and eighty four) Series B ordinary bearer shares with par value of PLN 1 (in words: one) per share,
- 2,700,000 (in words: two million seven hundred thousand) Series C ordinary bearer shares with par value of PLN 1 (one) per share,
- 762,000 (in words: seven hundred and sixty two thousand) Series D ordinary bearer shares with par value of PLN 1 (in words: one) per share,
- no more than 1,400,000 (in words: one million four hundred thousand) Series E ordinary bearer shares with par value of PLN 1 (in words: one) per share,
- 72,524 (in words: seventy two thousand and five hundred and twenty four zloty) Series F ordinary bearer shares with par value of PLN 1 (in words: one) per share.

The registered shares have a voting preference to the effect that each Series A registered share confers the right to five votes at the General Shareholders Meeting."

*Heretofore wording:*

"§10. Shares may be retired from net profit, in accordance with the provisions related to a share capital decrease, by virtue of a resolution of the General Shareholders Meeting, subject to approval by the shareholder."

*Proposed wording:*

"§10. Shares may be retired in accordance with the provisions related to a share capital decrease, by virtue of a resolution of the General Shareholders Meeting, subject to approval by the shareholder."

*Heretofore wording:*

"§17. The Supervisory Board is composed of five members and shall act in accordance with rules of procedures it adopts, which define the organisation and the manner in which activities are executed."

*Proposed wording:*

"§17. The Supervisory Board is composed of four members and shall act in accordance with rules of procedures it adopts, which define the organisation and the manner in which activities are executed."

*Heretofore wording:*

"§18.1.1. Mr Ryszard Krauze, or a person authorised by him, shall appoint two Members of the Supervisory Board, including the Chairman.

*Proposed wording:*

"§18.1.1. Mr. Ryszard Krauze shall appoint one Member of the Supervisory Board."

*Heretofore wording:*

"§20. The Supervisory Board may elect a Vice - Chairman from among its Members."

*Proposed wording:*

"§20. A Chairman of the Supervisory Board shall be appointed by Mr. Ryszard Krauze. The Supervisory Board may elect a Vice - Chairman from among its Members."

*Heretofore wording:*

"§21. In order for Supervisory Board resolutions to be valid, all Supervisory Board Members must be invited and no fewer than three of them must be present. Resolutions of the Supervisory Board shall be passed by a simple majority of the votes of the Members present at the meeting. In the event that an equal number votes are cast for and against a resolution, the Chairman of the Supervisory Board shall have the casting vote. If necessary, the Supervisory Board resolutions may be adopted by way of correspondence or by means of telecommunications media. Draft resolutions to be adopted by way of correspondence shall be submitted for signing to all Supervisory Board Members and shall become binding when signed by no fewer than one-half of the total number of Members of the Supervisory Board, including the Chairman."

*Proposed wording:*

"§21. In order for Supervisory Board resolutions to be valid, all Supervisory Board Members must be invited and no fewer than half of them must be present. Resolutions of the Supervisory Board shall be passed by a simple majority of the votes of the Members present at the meeting. In the event that an equal number votes are cast for and against a resolution, the vote of Chairman of the Supervisory Board prevails. If necessary, the Supervisory Board resolutions may be adopted by way of correspondence, in writing or by means of telecommunications media. Draft resolutions to be adopted in writing shall be submitted for signing to all Supervisory Board Members and shall become binding when signed by no fewer than one-half of the total number of Members of the Supervisory Board, including the Chairman."

*Heretofore wording:*
"§23 point 5. Appointment of chartered auditors to audit the annual financial statements of the Company and its Capital Group."
*Proposed wording:*
"§23 point 5. Appointment of chartered auditors to audit or to inspect the annual financial statements of the Company and its Capital Group."

*Heretofore wording:*
"§34 point 2 sentence 2. Upon the lapse of the six months following the end of the fiscal year, the financial statements and the Executive Board's report on the Company's activities should be approved by the General Shareholders Meeting."
*Proposed wording:*
"§34 point 2 sentence 2. Within six months of the end of the fiscal year, the financial statements and the Executive Board's report on the Company's activities should be approved by the General Shareholders Meeting."

*Heretofore wording:*
"§36. The Company shall publish the announcements required by law in *Monitor Sądowy I Gospodarczy*, in the *Rzeczpospolita* daily or in another daily of countrywide coverage."
*Proposed wording:*
"§36. The Company shall publish the announcements required by law in *Monitor Sądowy i Gospodarczy*."

The participation in the Extraordinary General Shareholders Meeting is limited to the shareholders who will deliver registered deposit certificates to the Company at least one week before the date of the Meeting, issued pursuant to provisions of the article 10 and article 11 of the Statutory Law from 21st of August 1997, "Law of Public Trading of Securities" (Dz. U. Nr 118 poz. 754)", which cannot be collected within the end of the Meeting.

The registered deposit certificates should be delivered to the headquarters of the Company in Warsaw, Aleje Jerozolimskie 65/79, from Monday to Friday between 9:00 am and 4:00 pm, within a time frame limited to 19th of April 2002 till 4:00 pm.

The list of participants in the General Shareholders Meeting, undersigned by the Management Board, according to the article 407 of the Commercial companies code, will be available in the above mentioned place and hours from the 23rd of April till the 25th of April 2002.

The Powers of Attorney given by the shareholders to individuals who will participate in the General Shareholders Meeting have to be in writing otherwise their votes will be invalid.

2 Apr, 2002 Krzysztof ~~Wilski~~ [signature]
Vice President of the Management Board